UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32109 / May 10, 2016

In the Matter of   :
                                                                   :
Newtek Business Services Corp.   :
                                                                   :
212 West 35th Street   :
2nd Floor   :
New York, New York 10001   :
                                                                   :
(812-14450)   :
                                                                   :

ORDER UNDER SECTIONS 6(c), 57(a)(4), 57(i), AND 23(c)(3) OF THE INVESTMENT
COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Newtek Business Services Corp. ("Applicant") filed an application on April 28, 2015, and
amendments to the application on October 28, 2015 and February 9, 2016, for an order under
section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections
23(a), 23(b) and 63 of the Act; under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under
the Act authorizing certain joint transactions otherwise prohibited by section 57(a)(4) of the Act;
and under section 23(c)(3) of the Act for an exemption from section 23(c) of the Act. The order
would permit Applicant to (a) issue restricted shares of its common stock ("Restricted Stock") as
part of the compensation package for directors, including non-employee directors, officers and
employees ("Participants"), (b) withhold shares of its common stock or purchase shares of its
common stock from Participants to satisfy tax withholding obligations relating to the vesting of
Restricted Stock or the exercise of options to purchase shares of its common stock, and (c)
permit Participants to pay the exercise price of options with shares of Applicant's common
stock.

On April 13, 2016, a notice of the filing of the application was issued (Investment Company Act
Release No. 32070). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public

interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that participation by the investment company in the proposed arrangement is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

It is further found that the proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from sections 23(a), 23(b) and 63 of the Act, requested by Applicant (File No. 812-14450), is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 23(c)(3) of the Act, that the exemption from section 23(c) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                              Robert W. Errett
                              Deputy Secretary